RECEIVED

2005 DEC 28 A 9:46

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

05013517

December 22, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Insurance Policy Purchase) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

PROCESSED
DEC 3 0 2005
THOMSON
FINANCIAL

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

12/30

SAMSUNG ELECTRONICS

Insurance Policy Purchase

On December 20, 2005, the BOD of Samsung Electronics authorized to renew the severance payment insurance policy with Samsung Life.

▫ **Details**

1. The purchase of insurance policy aims to manage severance pay in a stable manner and improve profitability of the asset.
2. Insurance policy purchase date: December 31, 2005
3. Insurance details
   - Total premium: KRW 221.9 billion (taking into account KRW 14.9 billion of future interest accruals and the interim payment of KRW 130 billion, the actual premium to be paid is KRW 77 billion)
     ※ Samsung Life will pay 59% of severance pay in case a Samsung Electronics employee leaves the company.
   - Insurance period: December 31, 2005 to December 30, 2006
   - Premium payment: payment in full
   - Interest rate: 3.7 % (floating rate)

RECEIVED

2005 DEC 28 A 9:46

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 22, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Authorization of Option Grants) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

Authorization of Option Grants

On December 20, 2005, the BOD of Samsung Electronics authorized to grant two employees with stock options of 5,000 common shares, respectively.

▫ **Details**

- Option grantee: Yong Soo Kwak and Sang Bae Shim
- Option grant date: December 20, 2005
- Exercise period: December 21, 2007 to December 20, 2015
- Strike price: KRW 606,700 per share
- Grant method: Treasury shares